FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2018

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

CHANGE IN CAPITAL RECOGNITION
OF SELECTED CAPITAL SECURITIES

HSBC has today changed how some of its capital securities are recognised for consolidated regulatory capital purposes.

The securities were previously partially recognised by HSBC Holdings plc in its consolidated capital as tier 2 capital under transitional arrangements (so-called 'grandfathering') provided in the Capital Requirements Regulation (Regulation (EU) No 648/2012). The securities will now be recognised as fully eligible tier 2 instruments.

If the change had been effective on 31 March 2018, the impact would have been as follows:

Measurement basis	HSBC Holdings plc consolidated total capital ratio at 31 March 2018	HSBC Holdings plc consolidated total capital ratio if securities had been included as fully eligible tier 2 instruments
Transitional basis	20.7%	21.1%
End point basis	18.6%	20.1%

The change affects the following series of capital securities:

Nominal amount	Maturity date	Coupon	ISIN
Securities issued by HSBC Holdings plc
US$488 million	May 2032	7.625%	US404280AF651
US$222 million	November 2032	7.350%	US404280AE90
US$2,000 million	May 2036	6.500%	US404280AG49
US$2,500 million	September 2037	6.500%	US404280AH22
US$1,500 million	June 2038	6.800%	US404280AJ87
Securities issued by HSBC Bank plc
GBP300 million	July 2023	6.500%	XS0088317853
GBP500 million	August 2033	5.375%	XS0174470764
GBP225 million	January 2041	6.250%	XS0120514335
GBP600 million	March 2046	4.750%	XS0247840969
US$300 million2	May 2025	7.650%	US597433AC57
US$750 million	Undated	Floating	GB0005902332
US$500 million	Undated	Floating	XS0015190423
US$300 million	Undated	Floating	GB0005903413
Securities issued by HSBC Bank USA, N.A.
US$1,250 million	August 2020	4.875%	US4042Q1AE77
US$1,000 million	November 2034	5.875%	US4042Q1AA55
US$750 million	August 2035	5.625%	US4042Q1AB39
US$700 million	January 2039	7.000%	US4042Q1AD94
Securities issued by The Hongkong and Shanghai Banking Corporation Limited
US$400 million	Undated	Floating	GB0004355490

Notes:
1 See also US404280AD18 (144A) and USG4634UAV47 (Reg. S).
2 Also to be included as fully eligible tier 2 instruments in the solo and consolidated capital of HSBC Bank plc.

 This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014.

Investor enquiries to:
Greg Case                              +44 (0) 207 992 3825                    greg.case@hsbc.com

Media enquiries to:
Heidi Ashley                         +44 (0) 20 7992 2045                    heidi.ashley@hsbc.com

Notes to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 31 March 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 04 May 2018